As filed with the Securities and Exchange Commission on June 23, 2005,   Registration No. 333-_____

_____

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Viropro, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	**13-3124057**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4480 Cote de Liesse Suite 355	H4N 2R1
Montreal, Quebec, Canada	
(Address of principal executive offices)	(Zip Code)

CONSULTING AGREEMENTS WITH EACH OF JONATHAN ABENHAIM, GEORGES AMAR, MAYER AMSEL, PROSPER AZOULAY, DANIEL BENCHETRIT, JEAN-LOUIS BOITIEUX, ERIC BOYD, LOUISE-MARIE CHALIFOUR, JEAN-MARIE DUPUY, ANDRE ELKAIM, FLOYD HENRY and SUZAN REINHARZ
(Full title of the plan)

Irving Rothstein, Esq.
Law Offices of Irving Rothstein
1060 East 23rd Street
Brooklin, New York 11210
(718) 513-4983
(Name and address of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $.001 par value	1,245,000	$0.29	$361,050	$42.50

_____

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), the closing sales price on the OTC:BB on June 22, 2005.

IN ADDITION TO THE PROSPECTUS REQUIRED TO BE INCLUDED IN THIS REGISTRATION STATEMENT ON FORM S-8, AN ADDITIONAL PROSPECTUS PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF FORM S-3 IS FILED HEREWITH PURSUANT TO GENERAL INSTRUCTION C TO FORM S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents filed by *VIROPRO*, Inc. (the "Registrant") with the Securities and Exchange Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") are incorporated herein by reference:

(a) The Registrant's Annual Report on Form 10-KSB, filed on March 14, 2005, for the year ended November 30, 2004;

(b) The Registrant's Quarterly Report on Form 10-QSB/A, filed on May 13, 2005, for the quarter ended February 29, 2005;

(c) The Registrant's Registration Statement on Form 8-A filed November 5, 1982.

All documents filed subsequent to the date of this Registration Statement pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4.   DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not Applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.751 of the General Corporation law of the State of Nevada, under which the Registrant is organized, empowers a corporation, subject to certain limitations, to indemnify its officers, directors, employees and agents, or others acting in similar capacities for other entities at the request of the Registrant, against certain expenses,including attorneys fees, judgments, fines and other amounts which may be paid or incurred by them in their capacities as such officers, directors, employees and agents.

The Registrant's certificate of incorporation authorizes the board of directors to indemnify officers, directors, employees and agents to the fullest extent permitted by law.

The Registrant's bylaws authorize the board of directors to indemnify officers, directors, employees and agents the same circumstances set forth in the certificate of incorporation. The bylaws also authorize the Registrant to purchase liability insurance for the benefit of officers, directors, employees and agents and to enter into indemnity agreements with officers, directors, employees and agents.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8. EXHIBITS.

Exhibit
Number Description
_____

5.1	Opinion of law offices of Irving Rothstein, as to the legality of the common stock being registered.
10.1	Consulting Agreement that the Registrant entered into on May 15, 2005, with Jonathan Abenhaim.
10.2	Consulting Agreement that the Registrant entered into on May 15, 2005, with Georges Amar.
10.3	Consulting Agreement that the Registrant entered into on May 15, 2005, with Mayer Amsel.
10.4	Consulting Agreement that the Registrant entered into on May 15, 2005, with Prosper Azoulay.
10.5	Consulting Agreement that the Registrant entered into on May 15, 2005, with Daniel Benchetrit.
10.6	Consulting Agreement that the Registrant entered into on May 15, 2005, with Jean-Louis Boitieux.
10.7	Consulting Agreement that the Registrant entered into on May 15, 2005, with Eric Boyd.
10.8	Consulting Agreement that the Registrant entered into on May 15, 2005, with Louise-Marie Chalifour.
10.9	Consulting Agreement that the Registrant entered into on May 15, 2005, with Jean-Marie Dupuy.
10.10	Consulting Agreement that the Registrant entered into on May 15, 2005, with Andre Elkaim.
10.11	Consulting Agreement that the Registrant entered into on May 15, 2005, with Floyd Henry.
10.12	Consulting Agreement that the Registrant entered into on May 15, 2005, with Suzan Reinharz.
23.1	Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).
23.2	Consent of Stark Winter Schenkein & Co., LLP.

ITEM 9. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) To include any additional or changed material information with respect to the plan of distribution;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SECURITIES AND
EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS
TO
REGISTRATION STATEMENT
ON
FORM S-8
UNDER
THE SECURITIES ACT OF 1933

VIROPRO, INC.
(EXACT NAME OF ISSUER AS SPECIFIED
IN ITS CHARTER)

June 23, 2005.

EXHIBIT INDEX

Exhibit
Number   Description

_____   _____

5.1	Opinion of law offices of Irving Rothstein, as to the legality of the common stock being registered.
10.1	Consulting Agreement that the Registrant entered into on May 15, 2005, with Jonathan Abenhaim.
10.2	Consulting Agreement that the Registrant entered into on May 15, 2005, with Georges Amar.
10.3	Consulting Agreement that the Registrant entered into on May 15, 2005, with Mayer Amsel.
10.4	Consulting Agreement that the Registrant entered into on May 15, 2005, with Prosper Azoulay.
10.5	Consulting Agreement that the Registrant entered into on May 15, 2005, with Daniel Benchetrit.
10.6	Consulting Agreement that the Registrant entered into on May 15, 2005, with Jean-Louis Boitieux.
10.7	Consulting Agreement that the Registrant entered into on May 15, 2005, with Eric Boyd.
10.8	Consulting Agreement that the Registrant entered into on May 15, 2005, with Louise-Marie Chalifour.
10.9	Consulting Agreement that the Registrant entered into on May 15, 2005, with Jean-Marie Dupuy.
10.10	Consulting Agreement that the Registrant entered into on May 15, 2005, with Andre Elkaim.
10.11	Consulting Agreement that the Registrant entered into on May 15, 2005, with Floyd Henry.
10.12	Consulting Agreement that the Registrant entered into on May 15, 2005, with Suzan Reinharz.
23.1	Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).
23.2	Consent of Stark Winter Schenkein & Co., LLP.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, the Province of Quebec on the 23rd day of June, 2005.

VIROPRO, INC
(Registrant)

By:/s/ Richard Lee

Richard Lee
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities indicated on the 23rd day of June, 2005.

/s/RICHARD LEE

Richard Lee
Sole Officer and Sole Director

Exhibit 5

LAW OFFICES OF IRVING ROTHSTEIN

ATTORNEY AT LAW
1060 EAST 23rd STREET
BROOKLYN, N.Y. 11210
(718) 513-4983

TELECOPIER
(718) 228-5639

E-MAIL
irv@irlegal.com

June 22, 2005

Board of Directors
Viropro, Inc.
4480 Cote de Liesse, Suite 355
Montreal, Quebec H4N 2RI

Gentlemen:

As counsel for your Company, I have examined your certificate of incorporation, by-laws, and such other corporate records, documents and proceeding and such questions of law as I have deemed relevant for the purpose of this opinion.

I have also, as such counsel, examined the Registration Statement (the "Registration Statement") of your Company on Form S-8, covering the registration under the Securities Act of 1933, as amended, of 1,245,000 shares of the Company's Common Stock which are to be issued to consultants of the Company (the "Consulting Stock").

On the basis of such examination, I am of the opinion that:

i.   The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada, with corporate power to conduct its business.

ii.   The Company has an authorized capitalization of 20,000,000 Shares of Common Stock.

3.   The Consulting Stock have been duly and validly authorized and when issued will represent fully paid and non-assessable shares of the Company's Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Irving Rothstein
Irving Rothstein

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Jonathan Abenhaim** a body politic, located at 2379 Hufford, Montreal Quebec H4R 1L3;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required as consultant to Viropro Pharma, wholly owned subsidiary. As part of his duties he will assist to evaluate and "scale up" the production processes for product molecules at through the collaboration program defined herein so that, once completed, the technology can be successfully transferred to and produced in foreign markets.

"Products" comprise a range of biopharmaceutical technologies and molecules related to the production of recombinant proteins and monoclonal antibodies including the following, and such other technologies and molecules as may be agreed.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2.   TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31st, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3.   MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 150,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4.   TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5.   NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6.   CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Jonathan Abenhaim   /s/ Richard Lee
Jonathan Abenhaim   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

                                         (the "Company") OF THE FIRST PART

AND: **Georges Amar,** a body politic, located at 551Tait Avenue, Montreal Quebec;

                                         (the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the biotechnology and biopharmaceutical markets. This business development activity will be solely within the biotech sector and will include market scanning, identification of acquisition targets or business opportunities with immediate revenue potential, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process of a non-Canadian company. This will include national and international opportunities.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31st, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 175,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Georges Amar   /s/ Richard Lee_____
Georges Amar   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Mayer Amsel,** a body politic, located at 1941 New York Avenue, Brooklyn, New York 11210;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the creation of revenue-producing divisions primarily within the biopharmaceutical markets. This business development activity will be solely within the biopharmaceutical sector in South America. Efforts will be focused on developing partnerships with corporations in the major markets.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31st, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 100,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Mayer Amsel   /s/ Richard Lee_____
Mayer Amsel   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

                                (the "Company") OF THE FIRST PART

AND: **Mr. Prosper Azoulay,** a body politic, located at 5058 4eme rue, Chomedy Laval Quebec H7W 4V1;

                                (the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the creation of a division which will generate revenue from the addition of a new line of natural consumer products consisting primarily of exclusive natural and homeopathic health products. The Consultant will build sales through franchise stores, and through a distribution network in Canada, and the US, before expanding to other continents.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31st, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 50,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Prosper Azoulay   /s/ Richard Lee_____
Prosper Azoulay   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Daniel Benchetrit,** a body politic, located at 3566 Prud'homme Apt 3, Montreal Quebec H4H 3H4 ;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required. This will include the detailed marketing analysis of the Life Sciences Markets in North and South America. This will include data collection and analysis.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period of **three (3) months**, starting on the 15th of May, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 25,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Daniel Benchetrit   /s/ Richard Lee_____
Daniel Benchetrit   Richard Lee

CONSULTANT AGREEMENT

BETWEEN:	**VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND:	**Dr. Jean-Louis Boitieux,** a body politic, located at BP 15 60150 Coudun France;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required as member of the Scientific Advisory Council of Viropro Pharma, wholly owned subsidiary. As part of his duties he will advise this subsidiary towards its commercialization through the acquisitions of revenue-producing companies outside of the US and Canada primarily within the biotechnology and biopharmaceutical markets as well as partnerships and agreements.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2.   TERM

The present agreement will be effective for a period of **three (3) months**, starting on the 15th of May, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3.   MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 25,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4.   TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5.   NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6.   CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Dr. Jean-Louis Boitieux   /s/ Richard Lee_____
Dr. Jean-Louis Boitieux   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Eric Boyd,** a body politic, located at 190 Centennial, Beaconsfield, Quebec, H9W 2J7;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the Life Sciences markets, which includes healthcare, and biotechnology. Acquisitions of revenue producing companies in other markets may also be considered by the Company.   This business development activity will include market scanning, identification of acquisition targets, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective starting on the 15th day of May, 2005, through August 31, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 100,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Eric Boyd   /s/ Richard Lee_____
Eric Boyd   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Louise-Marie Chalifour,** a body politic, located at 163 Oliver Maurel, Carignan Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that she will at all times faithfully, industriously, and to the best of her skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the Life Sciences markets, which includes healthcare, and biotechnology. Acquisitions of revenue producing companies in other markets may also be considered by the Company. This business development activity will include market scanning, identification of international acquisition targets outside of Canada, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process of a non-Canadian company.

It is also understood and agreed to by the Consultant that her assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. **TERM**

The present agreement will be effective for a period of **three (3) months**, starting on the 15th May, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. **MONETARY**

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 95,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. **TERMINATION**

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. **NOTICE**

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. **CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨**

The Consultant shall not, either during the term of her Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep her clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that she has read and understands this agreement, and acknowledges that she has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Louise-Marie Chalifour   /s/ Richard Lee_____
Louise-Marie Chalifour   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Dr. Jean Marie Dupuy,** a body politic, located at 375 rue du cheminot, Rosemère (QUE), J7A-4B2

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. **DUTIES**

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required as advisor to Viropro Pharma, wholly owned subsidiary. As part of his duties he will advise this subsidiary towards its commercialization through the acquisitions of revenue-producing companies in France primarily within the biotechnology and biopharmaceutical markets as well as partnerships and agreements.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31st, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 100,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**



/s/ Dr. Jean Marie Dupuy   /s/ Richard Lee_____
Dr. Jean Marie Dupuy   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Andre Elkaim,** a body politic, located at 1 Holiday Drive Suite 155 Montreal (Pointe Claire), Quebec;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the biopharmaceutical market. With his expertise and depth of knowledge in the pharmaceutical sector, the Consultant will evaluate new biopharmaceutical products and their viability and adaptability to various markets. He will Consult frequently with the Scientific Council of Viropro Pharma, wholly owned subsidiary.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective from May 15, 2005 through August 31, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 150,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7.   CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8.   WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9.   AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10.   SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Andre Elkaim   /s/ Richard Lee_____
Andre Elkaim   Richard Lee

CONSULTANT AGREEMENT

BETWEEN: **VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

(the "Company") OF THE FIRST PART

AND: **Floyd Henry,** a body politic, located at 3770 Beauchemin, Brossard Quebec J4Z 2N3;

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. DUTIES

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the technology market. This business development activity will be solely within this sector and will include an introduction to Company's in the technology sector which are generating revenue and which maybe targets for acquisition.

It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31st, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 125,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec Canada H4N 2R1.

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. CLIENTELE AND/OR GOODWILL

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

8. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Floyd Henry   /s/ Richard Lee_____
Floyd Henry   Richard Lee

CONSULTANT AGREEMENT

BETWEEN:　　　　　　　　　　**VIROPRO, Inc.** a company legally constituted in the State of Nevada and having its Principal Executive Offices at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada, legally represented by Richard Lee;

　　　　　　　　　　　　　　　　(the "Company") OF THE FIRST PART

AND:　　　　　　　　　　　　**Suzan Reinharz,** a body politic, located at 250 Clarke, Montreal Quebec;

　　　　　　　　　　　　　　　　(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.　DUTIES

The Consultant agrees that she will at all times faithfully, industriously, and to the best of her skill, ability, experience and talents, perform all of the duties required in the commercialization of the Company through the acquisitions of revenue-producing companies primarily within the Life Sciences markets, which includes healthcare, and biotechnology. Acquisitions of revenue producing companies in other markets may also be considered by the Company. This business development activity will include market scanning, identification of international acquisition targets outside of Canada, data collection and the required feasibility analysis, placing the parties into an acquisition framework and conducting the necessary business discussions and negotiations which may be required to complete the acquisition process of a non-Canadian company.

It is also understood and agreed to by the Consultant that her assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company.

2. TERM

The present agreement will be effective for a period starting on the 15th of May, 2005 through August 31, 2005. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to Consultant, subject to the provisions of this paragraph, an aggregate of 150,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing.

5. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 4480 Cote de Liesse Suite 355, Montreal Quebec, Canada,

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

6. CONFIDENTIAL INFORMATION AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of her Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information" shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement.

7. **CLIENTELE AND/OR GOODWILL**

At the end of the present agreement, all parties agreed that the Consultant will not keep her clientele and this without any *recurs*.

8. **WAIVER**

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

9. **AMENDMENT OF CONTRACT**

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

10. **SECTIONS AND HEADINGS**

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

11.   SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

12.   CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that she has read and understands this agreement, and acknowledges that she has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 15th   OF May, 2005.

Consultant   **VIROPRO, Inc.**

/s/ Suzan Reinharz_____   /s/ Richard Lee_____
Suzan Reinharz   Richard Lee

Exhibit 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of ViroPro, Inc. dated June 22, 2005, of our report dated February 24, 2005, relating to the financial statements of Viropro, Inc. as of November 30, 2004, and the year then ended.

                                            Stark Winter Schenkein & Co., LLP
Certified Public Accountants

June 22, 2005
Denver, Colorado